Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

HealthWarehouse.com, Inc. (formerly Clacendix, Inc. / formerly Ion Networks, Inc. / formerly MicroFrame, Inc.)

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

46205P100

(CUSIP Number)

Craig D. Miller, Esq. Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor San Francisco, CA 94111 (415) 291-7415

(Name, Address and Telephone Number of Person to Receive Notices and Communications)

April 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 46205P100	Page 2 of 16 Pages

1.	Name of Reporting Persons New Atlantic Venture Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,214,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,214,485
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.83%
14.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 46205P100	Page 3 of 16 Pages

1.	Name of Reporting Persons New Atlantic Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 82,276
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 82,276
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.33%
14.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 46205P100	Page 4 of 16 Pages

1.	Name of Reporting Persons New Atlantic Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,296,761*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,296,761*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,296,761*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.16%*
14.	Type of Reporting Person (see Instructions) OO

*	Of these shares, 2,214,485 shares are held directly by New Atlantic Venture Fund III, L.P. and 82,276 shares are held directly by New Atlantic Entrepreneur Fund III, L.P.

CUSIP NUMBER 46205P100	Page 5 of 16 Pages

1.	Name of Reporting Persons NAV Managers Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,835
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,835
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,835
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.10%
14.	Type of Reporting Person (see Instructions) OO

CUSIP NUMBER 46205P100	Page 6 of 16 Pages

1.	Name of Reporting Persons John C. Backus
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,336,596*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,336,596*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,336,596*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.31%*
14.	Type of Reporting Person (see Instructions) IN

*	Of these shares 2,214,485 shares are held directly by New Atlantic Venture Fund III, L.P., 82,276 shares are held directly by New Atlantic Entrepreneur Fund III, L.P., 24,835 shares are held by NAV Managers Fund, LLC, and 15,000 shares are exercisable options issued to Reporting Person.

CUSIP NUMBER 46205P100	Page 7 of 16 Pages

1.	Name of Reporting Persons Thanasis Delistathis
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,296,761*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,296,761*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,296,761*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.16%*
14.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 2,214,485 are held directly by New Atlantic Venture Fund III, L.P., and 82,276 shares are held by New Atlantic Entrepreneur Fund III, L.P.

CUSIP NUMBER 46205P100	Page 8 of 16 Pages

1.	Name of Reporting Persons Todd L. Hixon
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,321,596*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,321,596*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,321,596*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.26%*
14.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 2,214,485 are held directly by New Atlantic Venture Fund III, L.P., 82,276 shares are held by New Atlantic Entrepreneur Fund III, L.P. and 24,835 shares are held by NAV Managers Fund, LLC.

CUSIP NUMBER 46205P100	Page 9 of 16 Pages

1.	Name of Reporting Persons Scott M. Johnson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,296,761*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,296,761*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,296,761*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.16%*
14.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 2,214,485 are held directly by New Atlantic Venture Fund III, L.P. and 82,276 shares are held by New Atlantic Entrepreneur Fund III, L.P.

CUSIP NUMBER 46205P100	Page 10 of 16 Pages

Item 1. Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D originally filed on January 6, 2011, as amended on July 19, 2011, August 4, 2011, October 18, 2011 and February 14, 2013, to furnish the additional information set forth herein. Except as amended herein, the information set forth in the Original Schedule 13D, as amended, is unchanged and has been omitted from this Amendment. The class of equity securities to which this Schedule related is the common stock, par value $0.001 per share, (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 7107 Industrial Road, Florence, Kentucky 41042.

Item 2. Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i)	New Atlantic Venture Fund III, L.P., is a Delaware limited partnership (“Fund III”).

(ii) New Atlantic Entrepreneur Fund III, L.P., is a Delaware limited partnership (“Entrepreneur Fund”) and an affiliate of Fund III. New Atlantic Fund III, LLC, a Delaware limited liability company, is the general partner of Entrepreneur Fund.

(iii) NAV Managers Fund, LLC, is a Delaware limited liability company (“Managers Fund”) and with Fund III and Entrepreneur Fund, (the “Funds”) and is an affiliate of Fund III.

(iv) New Atlantic Fund III, LLC, a Delaware limited liability company (“New Atlantic Fund III, LLC”), is the general partner of Fund III and Entrepreneur Fund. Messrs. Backus, Delistathis, Hixon and Johnson are the managing members of New Atlantic Fund III, LLC.

(v) John C. Backus, a United States citizen, is a managing member of Fund III, Entrepreneur Fund and New Atlantic Fund III, LLC and is a member of Managers Fund.

(vi) Todd L. Hixon, a United States citizen, is a managing member of Fund III, Entrepreneur Fund and New Atlantic Fund III, LLC and a member of Managers Fund.

(vii) Scott M. Johnson, a United States citizen, is a managing member of Fund III, Entrepreneur Fund and New Atlantic Fund III, LLC.

(viii) Thanasis Delistathis, a United States citizen, is a managing member of Fund III, Entrepreneur Fund and New Atlantic Fund III, LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

CUSIP NUMBER 46205P100	Page 11 of 16 Pages

(b)

The address of the principal business office of Fund III, Entrepreneur Fund, Managers Fund, New Atlantic Fund III, LLC, John C. Backus, Todd L. Hixon, Scott M. Johnson and Thanasis Delistathis is 11911 Freedom Drive, Suite 1080, Reston, VA 20190.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a part to an civil proceeding or a judicial or administrative body or competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of the Transaction

The purpose of this filing is to report that, on April 29, 2013, Mr. John Backus submitted his resignation from the Board of Directors of the Issuer. A copy of his letter of resignation is attached hereto as Exhibit 99.1.

Except as described above in this Item 4 and herein, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the company beneficially owned by them, in each case in the open market or in a privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the issuer and the general business and future prospects of the issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 24,819,770 shares of Common Stock outstanding, as of April 15, 2013, as reported to the Reporting Persons by the Issuer and includes the effect of issue of the Warrants held by the reporting persons which are immediately exercisable.

CUSIP NUMBER 46205P100	Page 12 of 16 Pages

New Atlantic Venture Fund III, L.P.

(a)	Amount Beneficially owned: 2,214,485 Percent of Class: 8.83%

(b)	Number of shares to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,214,485

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 2,214,485

(c)	None

(d)	Not Applicable

(e)	Not Applicable

New Atlantic Entrepreneur Fund III, L.P.

(a)	Amount Beneficially owned: 82,276 Percent of Class: 0.33%

(b)	Number of shares to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 82,276

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 82,276

(c)	None

(d)	Not Applicable

(e)	Not Applicable

New Atlantic Fund III, LLC

(a)	Amount Beneficially owned: 2,296,761 Percent of Class: 9.16%

(b)	Number of shares to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,296,761

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 2,296,761

(c)	None

(d)	Not Applicable

(e)	Not Applicable

NAV Managers Fund, LLC

(a)	Amount Beneficially owned: 24,835 Percent of Class: 0.10%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 24,835

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 24,835

(c)	None

(d)	Not Applicable

(e)	Not Applicable

CUSIP NUMBER 46205P100	Page 13 of 16 Pages

John C. Backus

(a)	Amount Beneficially owned: 2,336,596 Percent of Class: 9.31%

(b)	Number of shares to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,336,596

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 2,336,596

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Thanasis Delistathis

(a)	Amount Beneficially owned: 2,296,761 Percent of Class: 9.16%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,296,761

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 2,296,761

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Todd L. Hixon

(a)	Amount Beneficially owned: 2,321,596 Percent of Class: 9.26%

(b)	Number of shares to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,321,596

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 2,321,596

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Scott M. Johnson

(a)	Amount Beneficially owned: 2,296,761 Percent of Class: 9.16%

(b)	Number of shares to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 2,296,761

3.	sole power to dispose or to direct the disposition of: 0

CUSIP NUMBER 46205P100	Page 14 of 16 Pages

4.	shared power to dispose or to direct the disposition of: 2,296,761 (c) None

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein or in other amendments to the 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.1     Letter of Resignation of John Backus, dated April 29, 2013.

CUSIP NUMBER 46205P100	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2013

New Atlantic Venture Fund III, L.P.

By:	New Atlantic Fund III, LLC

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member

New Atlantic Entrepreneur Fund III, LLC

By:	New Atlantic Fund III, LLC

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member

New Atlantic Fund III, LLC

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member

NAV Managers Fund, LLC

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title: Member

CUSIP NUMBER 46205P100	Page 16 of 16 Pages

/s/ John C. Backus
John C. Backus

/s/ Thanasis Delistathis
Thanasis Delistathis

/s/ Todd L. Hixon
Todd L. Hixon

/s/ Scott M. Johnson
Scott M. Johnson